BIZZINGO, INC.

63 Main Street, Suite 202

Flemington, New Jersey 08822

(908) 968-0838

May 31, 2012

Mr. Ron Alper

Staff Attorney

Securities and Exchange Commission

Washington, DC

Re: Bizzingo, Inc. (“Company”)

Form 10-K for the Fiscal Year Ended May 31, 2011

Dear Mr. Alper:

This letter responds to the Staff’s comment letter dated May 9, 2012 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter. In addition, a proposed Amendment No. 1 to Form 10-K for the Fiscal Year Ended May 31, 2011 of the Company accompanies this letter (“Amendment”). We will file the Amendment No. 1 to Form 10-K following your review and approval of its content.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 60.

1. In response to comment #1; the Amendment contains the revised summary compensation table pursuant to which we have deleted Groupmark from the table and have clarified the compensation to undersigned for the 2011 fiscal year. I am not entitled to, nor did I receive, any of the $1.2 million stock award issued to Groupmark. In addition, based upon Groupmark’s beneficial ownership, it is not a related party requiring disclosure under Section 403(a) of Regulation S-K for the period after May 31, 2011.

Item 15. Exhibits and Financial; Statements, page 61.

2. In response to your comment #2, the Company will amend the Exhibit 3.1(d) to the stated Form 8-K. A copy of that Exhibit is filed herewith.

Other

3. In response to your comment #3; we believe that the information is not inconsistent for the following reasons:

(a). With respect to the referenced Form 8-K, in addition to the funds indicated in the referenced Form D/A ($660,000), during the period from February 28, 2012 to the date of the press release, the Company has written commitments from third parties for an additional $350,000 in funding, of which $335,000 was funded during that period. The remaining $15,000 is a subscription receivable.

(b). With respect to the difference between amounts stated in the Form D/A and the Form 10-Q information, the Form D/A reflects transactions wherein the Company received the offering proceeds. Thus, as of the date of the Form D/A, the Company received $660,000 from a total of six subscribers. The transactions contained in Part II-Item 2 information of the stated Form 10-Q, however, reflect subscriptions actually received and for which stock certificates were issued by the Company. To the extent that subscriptions were received and stock certificates were not issued, the subscription amount is included in our Balance Sheet as Stock Issuance Liability. We intend to later disclose the transaction in Part II-Item 2 of a Form 10-Q (or Form 10-K) when the certificates are actually issued by the Company.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

/s/ Douglas Toth

Douglas Toth

President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No 1 to

FORM 10-K

[X]	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MAY 31, 2011

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file Number: 000-52511

BIZZINGO, INC.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0471052

(I.R.S. Employer Identification Number)

63 Main Street, #202, Flemington, New Jersey 08822

(Address of principal executive offices)

(908) 968-0838

(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, Par Value $0.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] Yes [ ] No

(Does not currently apply to the Registrant)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non–accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

At August 15, 2011, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the quoted price of $0.40 at which the common equity was sold was approximately $15,222,090. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 15, 2011, the number of shares outstanding of our common stock was 66,780,576 shares.

EXPLANATORY NOTE

Bizzingo, Inc. (“Company”) is filing this amendment (“Amendment”) to our Annual Report on Form 10-K for the fiscal year ended May 31, 2011 as filed on August 23, 2011 (“Original Annual Report”). This Amendment is being filed in response to a Comment Letter received from the staff of the Securities and Exchange Commission (“Staff”) dated May 9, 2012 (“Comment Letter”). This Amendment amends by restating in its entirety Item 11. Executive Compensation and Item 13. Certain Relationships and Related Transactions, and Director Independence, both of Part III of the Original Annual Report. The amendment also includes a restated Exhibit Index contained in Part IV-Exhibit Index.

Except to the extent expressly set forth herein, this Amendment speaks as of the filing date of the Original Annual Report and has not been updated to reflect events occurring subsequent to the original filing date other than those required to reflect the effects of the comments received by the Staff. Accordingly, this Amendment should be read in conjunction with the Original Annual Report and our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, as amended herein, of Bizzingo, Inc. contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to anticipated future events, future results of operations or future financial performance. These forward-looking statements include, but are not limited to, statements related to our ability to raise sufficient capital to finance our planned operations, our ability to develop or market our products, our ability to successfully compete in the marketplace, our ability to secure additional technologies and licenses relevant to our business, our ability to protect our intellectual property, and estimates of our cash expenditures for the next 12 to 36 months. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

Part III.

Item 11. Executive Compensation.

The following summary compensation table shows certain compensation information for services rendered in all capacities for the fiscal years ended May 31, 2011 and 2010, respectively. Other than as set forth herein, no executive officer’s cash salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the value of restricted shares issued in lieu of cash compensation and certain other compensation, if any, whether paid or deferred:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Georges Daou Former Chairman	2011	75,000	--	--	--	--	--	--
	2010	50,000	--	--	--	--	--	--
Christina Domecq Former CEO	2011	20,000	--	--	--	--	--	--
	2010	--	--	--	--	--	--	--
Douglas Toth Chairman & CEO (1)	2011	120,000
	2010	--
Gordon Samson, CFO	2011	100,000	--	--	--	--	--	--
	2010	50,055	--	--	--	--	--	--
Jacques Krischer Former President	2011	125,000	--	--	--	--	--	--
	2010	90,965	--	--	--	--	--	--
Jonathan Kossmann Former President	2011	20,000	--	--	--	--	--	--
	2010	106,726	--	--	--	--	--	--

_________

(1). Mr. Toth became our Chairman and CEO on October 4, 2011. His annual salary during fiscal year ended May 31, 2011 was $120,000. Prior to his appointment as an officer and director of the Company, Mr. Toth was a principal of Groupmark Financial Services Ltd. (“Groupmark”). Groupmark provided consulting services to the Company under a consulting agreement with the Company (see Item 13 - Certain Relationships and Related Transactions, and Director Independence). Mr. Toth resigned in all capacities of Groupmark concurrent with his appointment as the Company’s officer and director. The amount indicated above for Mr. Toth represents $80,000 paid as salary by the Company, and $40,000 which he received from Groupmark under its consulting agreement with the Company.

Outstanding Equity Awards at Fiscal Year-End

There have been no stock option grants, Stock Appreciation Rights (SARs) grants, options/SAR exercises, Long Term Incentive Plans (LTIPs) or any other equity awards granted to the named executive officers during the prior two fiscal years.

Director Compensation

No compensation has been paid to Directors for their capacity as a Director.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan in place.

Securities Authorized for Issuance Under Equity Compensation Plans

As of May 31, 2011, the Company had no equity securities authorized for issuance under any compensation plans (including individual compensation arrangements).

Item 13. Certain Relationships and Related Transactions, and Director Independence.

A note holder of the Company loaned $75,000 to the Company pursuant to a Note(s) Payable Agreement dated May 3, 2011. The loan accrues simple interest at a rate of 10% per annum and has a 1 year term.

A note holder of the Company loaned $25,000 to the Company pursuant to a Note(s) Payable Agreement dated March 26, 2010. On June 30, 2010 this note was paid out, including $1,052.06 of accumulated interest.

In March 2009, the Company entered into a Consulting Agreement with Groupmark Financial Services Ltd (“Groupmark”) in which Groupmark provided certain consulting services for the Company including strategic planning.  Under the Agreement, Groupmark was entitled to receive an initial one time retainer fee of $25,000 and a monthly fee of $47,500 plus expenses. Immediately prior to his appointment as our Chairman and President on October 4, 2010, Mr. Douglas Toth was an officer and equity owner of Groumark. Concurrent with his appointments to our Company, Mr. Toth resigned from his officer position of Groupmark and surrendered his equity interest in Groupmark. During fiscal year 2011, we paid Groupmark the cash sum of $140,000 of which $50,000 was allocated to Mr. Toth. Effective December 1, 2010, the Company entered into a new, two year consulting agreement with Groupmark, pursuant to which Groupmark receives a monthly fee of $10,000 and received a one time fee of 2,000,000 shares of common stock of the Company. The shares were issued by the Company in January 2011 and were valued at $1,200,000.

Director Independence

We currently have one director who is “independent” within the meaning of the rules and regulations of The NASDAQ Stock Market. We are planning to expand the number of members constituting our Board of Directors and will seek persons who are “independent” to fill vacancies created by such an expansion of our Board of Directors.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed herewith or have been included as exhibits to previous filings with the SEC and are incorporated herein by this reference:

(a) Financial Statements and Schedules

See the Company’s financial statements and notes thereto included in this Annual Report on Form 8-K under “Item 8. Financial Statements and Supplementary Data.”

(b) Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Securities Purchase Agreement dated as of April 21, 2010 by and among the Company, Phreadz USA LLC and the members of Phreadz USA, LLC. (1)

2.2	Securities Purchase Agreement dated as of April 21, 2010 by and among the Company, Universal Database of Music USA LLC and the members of Universal Database of Music USA, LLC. (1)

3.1(a)	Articles of Incorporation. (2)
3.1(b)	Certificate of Amendment to Articles of Incorporation. (3)
3.1(c)	Certificate of Amendment to Articles of Incorporation. (4)
3.1(d)	Certificate of Amendment to Articles of Incorporation. (5)
3.2	Bylaws. (2)

3.4	Articles of Organization of Phreadz USA, LLC. (1)

3.5	Articles of Organization of Universal Database of Music USA, LLC. (1)

3.6	Amended and Restated Operating Agreement of Phreadz USA, LLC. (1)

3.7	Amended and Restated Operating Agreement of Universal Database of Music USA, LLC. (1)

4.1	Form of Note. (1)

4.2	Secured Convertible Note dated March 23, 2010 issued by Universal Database of Music USA LLC and Phreadz USA LLC. (1)

4.3	Form of Corporate Loan Agreement dated April 9, 2010. (1)

10.1	Asset Purchase Agreement dated May 28, 2009 between Universal Database of Music USA LLC, UDM, Ltd. and Jacques Krischer. (1)

10.2	Consulting Agreement dated May 2009 between Phreadz USA LLC and Jonathan Kossmann. (1)

10.3	Subscription Agreement dated March 23, 2010. (1)

10.4	Security Agreement dated March 23, 2010. (1)

10.5	Intellectual Property Security Agreement dated March 23, 2010. (1)

10.6	Employment Agreement between the Company and Georges Daou. (1)

10.7	Employment Agreement between the Company and Jonathan Kossmann. (1)

10.8	Employment Agreement between the Company and Jacques Krischer.(1)

10.9	Restricted Stock Agreement between the Company and Jacques Krischer. (1)

10.10	Restricted Stock Agreement between the Company and GJD Holdings. (1)

10.11	Form of Indemnity Agreement. (1)

10.12	Form of Unit Purchase Agreement. (6)

10.13	Form of Registration Rights Agreement.(6)

10.14	Form of Warrant. (6)

10.15	Consulting Agreement dated October 7, 2011 between the Company and David Shamouelian. (7)

10.16	Joint Venture Agreement dated February 9, 2012 by and between Bizzingo, Inc. and Sun Enterprises Group, Ltd. (8)
10.17	Employment Agreement between the Company and Douglas Toth(9).

10.18	Celebrity Endorsement Agreement dated March 14, 2012 by and between Bizzingo, Inc. and Joseph Theismann(10)

10.19	Asset Purchase Agreement dated February 27, 2012 by and among Bizzingo, Inc., Introme, Inc., and the Shareholders of IntroMe, Inc. (11))

(1) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on April 27, 2010.

(2) Incorporated by reference from the Company’s Registration Statement on Form SB-2, No. 333-35336, filed with the SEC on June 8, 2006.

(3) Incorporated by reference from Appendix A to the Company’s Definitive Information Statement on Schedule 14C,

filed with the SEC on May 24, 2010.

(4) Incorporated by reference from the Company’s Current Definitive Information Statement on Schedule 14C, filed with the SEC on March 9, 2011.

(5) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on September 15, 2011, as amended on May __, 2012.

(6) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on May 26, 2010.

(7) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on November 7, 2011.

(8) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2012.

(9) Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the period ending November 30, 2011, filed with the SEC on January 17, 2012.

(10) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on March 22, 2012.

(11) Incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on May 7, 2012.

Exhibit No.	Exhibit
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIZZINGO, INC.

Date: June __, 2012 By: /s/ Douglas Toth

____________________________________

Douglas Toth, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas Toth	Chief Executive Officer	June __, 2012
Douglas Toth	(Principal Executive Officer and Principal Financial Officer)

/s/ Gilbert Davila	Director	June __, 2012
Gilbert Davila

/s/ David Schamouelian	Director	June __, 2012
David Schamouelian

/s/ Kim Cranston	Director	June __, 2012
Kim Cranston

/s/ Kim Cranston	Director	June __, 2012
Kim Cranston

[Nevada Secretary of State Seal]

ROSS MILLER Filed in off of Document Number
Secretary of State /s/ Ross Miller 20110655011-52
204 North Carson Street, Suite 1 Ross Miller Filing Date and Time

Carson City, Nevada 89701-4520 Secretary of State 09/08/2011 8:50 AM

(775) 684-5708 State of Nevada Entity Number
Website: www.nvsos.gov E0288062005-1

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Bizzingo, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article Fourth of the articles of Incorporation is amended and restated as follows:

(See Attachment A)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

5. Signature: (required)

/s/ Douglas Toth 9/6/2011

Signature of Officer

(must not be later than 90 days after the certificate is filed)

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

EXHIBIT A

The text of the amended and restated Article Fourth of the Articles of Incorporation is as follows:

FOURTH: The number of shares of capital stock of the Corporation shall be as follows:

525,000,000 shares of common stock, $0.001 par value, and

100,000,000 shares of preferred stock, $0.001 par value.

The preferred stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such amounts, designations, preferences, and relative, participating, optional, or other rights (including preferential voting rights), and qualifications, limitations, and/or restrictions thereof, as are stated and expressed in any amendment hereto, or in the resolution or resolutions providing for the issue of such class or series, all as may be determined by the Board of Directors of the Corporation all as may be further stated below:

Authority is hereby expressly granted to and vested in the board of directors of the Corporation to authorize the issuance of the preferred stock from time to time in one or more classes or series, and with respect to each class or series of the preferred stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

whether or not the class or series is to have voting rights, full, special, or limited, or is to be without voting rights, and whether or not such class or series is to be entitled to vote as a separate class either alone or together with the holders of one or more other classes or series of stock;

the number of shares to constitute the class or series and the designations thereof;

the preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

whether or not the shares of any class or series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities, or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

the preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

whether or not the shares of any class or series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities, or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

such other special rights and protective provisions with respect to any class or series as may to the board of directors of the Corporation seem advisable.

The shares of each class or series of the preferred stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The board of directors of the Corporation may increase the number of shares of the preferred stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the preferred stock not designated for any other class or series. The board of directors of the Corporation may decrease the number of shares of the preferred stock designated for any existing class or series by a resolution subtracting from such class or series authorized and unissued shares of the preferred stock designated for such existing class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the preferred stock.

***